SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. )*

Tigo Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88675P103

(CUSIP Number)

May 23, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 88675P103	SCHEDULE 13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Generation Investment Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,043,244
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,043,244
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,043,244
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%*
12	TYPE OF REPORTING PERSON IA
* Beneficial ownership based on 58,144,543 shares of Common Stock outstanding as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2023 plus 32,666 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 88675P103	SCHEDULE 13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Generation IM Climate Solutions GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,043,244
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,043,244
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,043,244
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%*
12	TYPE OF REPORTING PERSON OO
* Beneficial ownership based on 58,144,543 shares of Common Stock outstanding as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2023 plus 32,666 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 88675P103	SCHEDULE 13G	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Generation IM Climate Solutions Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,043,244
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,043,244
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,043,244
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%*
12	TYPE OF REPORTING PERSON OO
* Beneficial ownership based on 58,144,543 shares of Common Stock outstanding as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2023 plus 32,666 shares of Common Stock issuable upon the exercise of options.

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Item 1(a)	Name of Issuer:

Tigo Energy, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

655 Campbell Technology Parkway, Suite 150
Campbell, CALIFORNIA 95008

Items 2(a)	Name of Person Filing:

Generation Investment Management LLP
Generation IM Climate Solutions GP, Ltd.
Generation IM Climate Solutions Fund, L.P.

Item 2(b)	Address of Principal Business Office:

Generation Investment Management LLP: 20 Air Street, 7th floor, London, United Kingdom W1B 5AN.
Generation IM Climate Solutions GP, Ltd.: Ugland House, South Church Street, Grand Cayman, KY1-1104, Cayman Islands.
Generation IM Climate Solutions Fund, L.P.: Ugland House, South Church Street, Grand Cayman, KY1-1104, Cayman Islands.

Item 2(c)	Citizenship:

Generation Investment Management LLP – England and Wales
Generation IM Climate Solutions GP, Ltd. – Cayman Islands
Generation IM Climate Solutions Fund, L.P. – Cayman Islands

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

88675P103

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a)	☐ Broker or dealer registered under Section 15 of the Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

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Item 4	Ownership:

The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof a reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

N/A

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2023

GENERATION INVESTMENT MANAGEMENT LLP

By:	/s/ Alexander Marshall
	Name:	Alexander Marshall
	Title:	Partner

GENERATION IM CLIMATE SOLUTIONS GP, LTD.

By:	/s/ Peter Huber
	Name:	Peter Huber
	Title:	Director of the General Partner

GENERATION IM CLIMATE SOLUTIONS FUND, L.P.
By: Generation IM Climate Solutions GP, Ltd. Its: General Partner

By:	/s/ Peter Huber
	Name:	Peter Huber
	Title:	Director of the General Partner